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                              December 3, 2020

       Maggie Yuen
       Chief Financial Officer
       Penumbra Inc
       One Penumbra Place
       Alameda, CA 94502

                                                        Re: Penumbra Inc
                                                            Annual Report on
Form 10-K
                                                            Filed February 26,
2020
                                                            File No. 001-37557

       Dear Ms. Yuen:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Annual Report on Form 10-K

       Item 1A. Risk Factors
       Our restated certificate of incorporation provides that the Court of Chancery of the State of
       Delaware is the exclusive forum. . ., page 42

   1. We note that your forum selection provision in your bylaws identifies a state court located within the State of
Delaware (or, if no state court located within the State of Delaware has jurisdiction, the
federal district court for the District of Delaware) as the exclusive forum for certain litigation,
including any    derivative action.    Please revise your risk factor to
                                                        make this mechanism
clear, and disclose whether this provision applies to actions arising under the Securities
Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court
would enforce such provision. If the provision applies to Securities
                                                        Act claims, please also
state that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder. In that regard, we note that
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts
 Maggie Yuen
Penumbra Inc
December 3, 2020
Page 2
         over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Burton at 202-551-3626 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameMaggie Yuen                                   Sincerely,
Comapany NamePenumbra Inc
                                                                Division of
Corporation Finance
December 3, 2020 Page 2                                         Office of Life
Sciences
FirstName LastName